Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

GTSI CORP.

at

$7.75 Net Per Share

by

UNICOM SUB ONE, INC.,

a wholly owned subsidiary of

UNICOM SYSTEMS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 15, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger dated as of May 7, 2012, (the “Merger Agreement”) by and among UNICOM Systems, Inc., a privately held California corporation (“Parent”), UNICOM SUB ONE, INC., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”) and GTSI Corp., a Delaware corporation (“GTSI”). Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.005 per share, of GTSI, at a price of $7.75 per share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Under no circumstances will interest be paid on the Offer Price for the shares, regardless of any extension of the Offer. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into GTSI (the “Merger”), with GTSI continuing as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent. As a result of the Merger, each outstanding share of GTSI common stock (other than Shares owned by Parent, Purchaser, GTSI or any direct or indirect wholly owned subsidiary of Parent or GTSI, or by any stockholder of GTSI who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The board of directors of GTSI has unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of GTSI and the GTSI stockholders, and (iv) recommended that the GTSI stockholder accept the Offer and tender their shares pursuant to the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to 12:00 midnight, New York City time, on June 15, 2012, (the “Expiration Date” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the date and time at which the Offer, as so extended by Purchaser, shall expire) that number of Shares which, when added to any shares already owned by Purchaser, Parent or their affiliates, if any, represents at least one Share more than 50% of the issued and outstanding shares on a fully diluted basis (assuming the exercise of all options, warrants and other rights to purchase Shares) as of the Expiration Date (such condition, the “Minimum Tender Condition”). The Minimum Tender Condition may be waived by Purchaser only with the prior written consent of GTSI on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Offer is also subject to other customary conditions as set forth in Section 14, “Certain Conditions of the Offer.”

The Offer is not conditioned upon Purchaser obtaining financing.

A summary of the principal terms of the Offer begins on page 1. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer. Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the location and telephone number set forth on the back cover of this Offer to Purchase. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

For Information Regarding the Offer, Contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders Call Toll-Free: 1-888-750-5834

Banks and Brokers Call Collect: 1-212-750-5833

IMPORTANT

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 - “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee, effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to the Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to the Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated at the address and telephone numbers above, as information agent for the Offer (“Information Agent”), at the address and telephone number set forth for the Information Agent herein. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (“SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

Table of Contents

SUMMARY TERM SHEET		1

INTRODUCTION		5

THE TENDER OFFER		7

1.	TERMS OF THE OFFER	7

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES	8

3.	PROCEDURE FOR ACCEPTING THE OFFER AND TENDERING SHARES	9

4.	WITHDRAWAL RIGHTS	11

5.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES	12

6.	PRICE RANGE OF SHARES; DIVIDENDS	15

7.	CERTAIN INFORMATION CONCERNING GTSI	15

8.	CERTAIN INFORMATION CONCERNING PARENT AND PURCHASER	16

9.	SOURCE AND AMOUNT OF FUNDS	19

10.	BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH GTSI	19

11.	THE MERGER AGREEMENT; OTHER AGREEMENTS	22

12.	PURPOSE OF THE OFFER; PLANS FOR GTSI	34

13.	CERTAIN EFFECTS OF THE OFFER	36

14.	CERTAIN CONDITIONS OF THE OFFER	37

15.	CERTAIN LEGAL MATTERS; REGULATORY APPROVALS	37

16.	FEES AND EXPENSES	39

17.	MISCELLANEOUS	39

SUMMARY TERM SHEET

UNICOM SUB ONE, INC., a privately-held Delaware corporation (“Purchaser”), is offering to purchase all of the issued and outstanding shares of common stock, $0.005 par value, of GTSI Corp. for the offer price of $7.75 per share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. The following is a summary of the terms of the offer. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the offer and for a complete description of the legal terms of the offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Purchaser, a direct wholly-owned subsidiary of UNICOM Systems, Inc., a privately-held California corporation (“Parent”), is offering to purchase (the “Offer”) all of the issued and outstanding shares of common stock, $0.005 par value (the “Shares”), of GTSI Corp. (“GTSI”). Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into GTSI with GTSI surviving (the “Merger”). See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, GTSI. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, GTSI would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $7.75 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the expiration of the Offer, there have been validly tendered and not withdrawn prior to the expiration of the Offer, a number of Shares which, together with the Shares beneficially owned by Purchaser, Parent or their affiliates, if any, represents at least one Share more than 50% of the outstanding Shares (the “Minimum Tender Condition”).

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of GTSI. We cannot, however, waive the Minimum Tender Condition without the consent of GTSI. See Section 14 — “Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with the funds necessary to purchase the Shares in the Offer. The funds necessary to purchase the Shares pursuant to the Offer and to pay related fees and expenses will be funded through Parent’s cash and/or cash equivalents. The Offer is not conditional upon Parent and/or Purchaser obtaining third party debt financing. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash; (ii) the Offer is not subject to any financing condition; and (iii) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger. See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

The Offer will remain open until 12:00 midnight, New York City time, June 15, 2012 at which time it will expire in the event that a majority of all outstanding shares have not been tendered and not subsequently withdrawn (the “Expiration Date”). If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq (as defined below) trading days. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

We may, without the consent of GTSI, but subject to the terms of the Merger Agreement and applicable law, extend the period of time during which the Offer remains open. We have agreed in the Merger Agreement that we may extend the Offer for a period of up to two consecutive increments of not more than five Business Days each (or for such longer period as may be agreed by GTSI) if certain conditions to the Offer have not been satisfied; provided, however, that we shall not be required to, and Parent shall not be required to cause us to, extend the Offer beyond September 4, 2012. We have also reserved the right to extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 1 — “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the American Stock Transfer & Trust Company, LLC (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name, the Shares can be tendered by your nominee through The Depositary Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after July 17, 2012, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. However, Shares tendered during the subsequent offering period, if any, may not be withdrawn. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

What does the board of directors of GTSI think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the board of directors of GTSI (the “Company Board”). The Company Board has (i) authorized and approved the execution, delivery and performance of the Merger Agreement; (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of GTSI and the GTSI stockholders; and (iv) recommended that the GTSI stockholder accept the Offer and tender their shares pursuant to the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement. See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with GTSI.”

If a majority of the Shares are tendered and accepted for payment, will GTSI continue as a public company?

If the Merger occurs, GTSI will no longer be publicly owned. Even if the Merger does not occur, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the Shares will no longer be eligible to be traded through Nasdaq or other securities market, there may not be a public trading market for the shares and GTSI may cease making filings with the Securities and Exchange Commission (“SEC”) rules relating to publicly held companies. See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the then outstanding Shares, then Purchaser will be merged with and into GTSI. If the Merger takes place, Parent will own all of the Shares and all remaining stockholders of GTSI (other than GTSI, Purchaser or Parent or any wholly-owned subsidiary of GTSI or Parent and any stockholders who are entitled to and have properly exercised appraisal rights under Delaware law) will receive $7.75 per Share in cash, without interest and less any applicable withholding taxes. See the “Introduction.”

If I object to the price being offered, will I have appraisal rights?

Not in the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12 — “Purpose of the Offer; Plans for GTSI.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, then stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available. If the Merger does not take place, however, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, GTSI may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On May 4, 2012, the last trading day before execution of the Merger Agreement was announced, the last sale price of the common stock of GTSI reported on Nasdaq was $5.24 per Share.

What is the Top-Up Option and when could it be exercised?

GTSI has agreed to grant Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, a number of Shares equal to the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise, constitutes one Share more than the number of shares necessary for Purchaser to be merged into GTSI in a short-form merger pursuant to Section 253 of the Delaware General Corporation Law, as amended (the “DGCL”), i.e., 90% of the Shares then outstanding after giving effect to the issuance of such Shares (the “Top-Up Option Shares”). The Top-Up Option is exercisable only once within two business days after the purchase of and payment for Shares pursuant to the Offer by us. The Top-Up Option is not exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of GTSI’s stockholders would be assured because of Parent’s and GTSI’s ownership of a majority of the Shares following completion of the Offer. See Section 12 — “Purpose of the Offer; Plans for GTSI” and Section 15 — “Certain Legal Matters; Regulatory Approvals.”

Who should I talk to if I have additional questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent regarding the Offer, toll-free at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833.

INTRODUCTION

UNICOM SUB ONE, INC., a privately-held Delaware corporation (“Purchaser”), and a direct wholly-owned subsidiary of UNICOM Systems, Inc., a privately-held California corporation (“Parent”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.005 per share of GTSI Corp. (“GTSI”), at a price of $7.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on June 15, 2012, unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below) (the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 7, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and GTSI. The Merger Agreement provides that Purchaser will be merged with and into GTSI (the “Merger”) with GTSI continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by GTSI, Purchaser or Parent or any other direct or indirect wholly-owned subsidiaries of GTSI or Parent, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive $7.75 in cash, without interest and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, LLC (the “Depositary”), and Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 16 — “Fees and Expenses.”

The board of directors of GTSI (the “Company Board”) has unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement; (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of GTSI and the GTSI stockholders; and (iv) recommended that the GTSI stockholders accept the Offer and tender their shares pursuant to the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in GTSI’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to the stockholders of GTSI with this Offer to Purchase.

The Offer is conditioned upon, among other things, there having been validly tendered in accordance with the terms of the Offer and not withdrawn by the Expiration Date that number of Shares which, when added to any shares already owned by Purchaser, Parent or their affiliates, if any, represents at least one share more than 50% of the issued and outstanding shares on a fully diluted basis (assuming the exercise of all options, warrants and other rights to purchase Shares) as of the Expiration Date (such condition, the “Minimum Tender Condition”). The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of GTSI. We cannot, however, waive the Minimum Tender Condition without the consent of GTSI. See Section 14 — “Certain Conditions of the Offer.”

GTSI has advised Parent that, on May 11, 2012, 9,707,909 Shares were issued and outstanding. Except for 213,538 Shares owned by Parent, neither Parent nor any affiliate, officer, owner or director of either Parent or Purchaser own any Shares or other securities of GTSI or any of the GTSI’s subsidiaries. The actual number of Shares required to be tendered to satisfy the Minimum Tender Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer.

The Merger Agreement provides that, effective upon the closing of the Offer (the “Offer Closing”), Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to the Company Board that is equal to at least such number of directors, rounded up to the nearest whole number, that is the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Parent or Purchaser or any subsidiary of Parent bears to (ii) the number of such Shares outstanding. In the event that Purchaser’s designees are appointed or elected to the Company Board, until the Effective Time, the Company Board shall have at least three (3) directors who are directors on the date of the Merger Agreement and who will be independent for purposes of Rule 10A-3 under the Exchange Act.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. If the Minimum Tender Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of GTSI. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer, including, if applicable, the Top-Up Option (as defined below), Purchaser may consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of GTSI’s stockholders.

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as may be permitted.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions set forth in Section 14 — “Certain Conditions of the Offer.” Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to this Offer. We cannot, however, waive the Minimum Tender Condition without the consent of GTSI. If, on or prior to the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but in no event shall be obligated), to waive any or all of the conditions to the Offer. If, on or prior to the Expiration Date, any or all of the Offer Conditions have not been satisfied or waived, the Purchaser reserves the right, subject to complying with the terms of the Merger Agreement, applicable federal securities laws and the rules and regulations of the SEC thereunder to: (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering shareholders; (ii) waive all the unsatisfied conditions and purchase all shares validly tendered; (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; and (iv) amend the Offer. The Purchaser may be required to extend the Offer period as many as two times, for five business days each, if requested by GTSI.

The Purchaser expressly reserves the right, and may be required if requested by GTSI: (i) to extend the period of time during which the Offer is open which may delay acceptance for payment of, and the payment for, any Shares; (ii) to waive any of the Offer Conditions; and (iii) amend the Offer, including by increasing the consideration offered, in each case, by giving oral or written notice of such waiver, extension or amendment to the Depositary and making a public announcement thereof. In addition, the Purchaser may extend the Offer for any period required by the securities laws or the staff of the SEC or as required by applicable law, or in accordance with the Merger Agreement.

Rule 14(e)-1(c) under the Exchange Act requires the Purchaser to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Purchaser may elect to provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period, if one is included, will be an additional period of time during which stockholders may tender, but not withdraw, their Shares and receive the Offer Price. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if the Purchaser waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Date, the Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Any extension, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

A request is being made to GTSI for the use of its stockholder list and security position listing for the purposes of disseminating the Offer to Purchase (and the related Letter of Transmittal and other relevant materials) to the holders of Shares. Upon compliance by GTSI with such request, this Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 14 — “Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 15 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedure for Accepting the Offer and Tendering Shares

Valid Tenders. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as hereinafter defined) in connection with a book-entry transfer of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (i) the Share Certificates representing tendered Shares must be received by the Depositary, or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below (and confirmation of receipt of such delivery must be received by the Depositary), in each case on or prior to the Expiration Date or the expiration of any subsequent offering period, or (ii) the guaranteed delivery procedures set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent’s Message and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth in this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with. The term “Agent’s Message” means a message transmitted through electronic means by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if such Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the

Letter of Transmittal. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an eligible institution, as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). See Instruction 1 of the Letter of Transmittal.

If a Share Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or Shares not accepted for payment or not tendered are to be registered in the name of a person other than the registered holder, the Share Certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate, with the signature(s) on the certificate or stock power guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Purchaser, proper evidence satisfactory to the Purchaser of their authority to so act must be submitted. See Instruction 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s Share Certificates evidencing such Shares are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered, PROVIDED that all of the following conditions are satisfied:

(a) such tender is made by or through an Eligible Institution;

(b) the Depositary receives, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser; and

(c) the Share Certificates representing all tendered Shares, in proper form for transfer (or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand, mail or courier, to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion. The Purchaser reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser’s counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been expressly waived or cured to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notification.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder’s proxy, in the manner set forth in the Letter of Transmittal, with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase), effective if, when and to the extent that the Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares or other securities accepted for payment will, without further action, be revoked, and no subsequent proxies may be given by such stockholder nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). Such designees of the Purchaser will, with respect to such Shares and other securities or rights issuable in respect thereof, be empowered to exercise all voting and other rights of such stockholder as it, in its sole discretion, may deem proper in respect of any annual, special or adjourned meeting of GTSI’s stockholders, action by written consent in lieu of any such meeting or otherwise.

The Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Backup Withholding. Under U.S. federal income tax laws, backup withholding will apply to any payments made pursuant to the Offer unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Form W-9 included in the Letter of Transmittal. Currently, the backup withholding rate is 28%. If you are a non-resident alien or foreign entity not subject to backup withholding, you must give the Depositary a completed applicable Form W-8 before receipt of any payment.

4.	Withdrawal Rights.

Tenders of Shares made pursuant to the Offer may be withdrawn (i) at any time prior to the Expiration Date or (ii) at any time after July 17, 2012, unless theretofore accepted for payment by the Purchaser as provided herein. If all conditions to the Offer have been satisfied on the Expiration Date, the Purchaser will deposit with the Depositary the proceeds required to consummate the Offer. For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth in this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificates evidencing such Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer set forth above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, nor shall any of them incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States holder or other payee provides valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

A stockholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner, other than a partnership, of Shares that is:

•	a nonresidential alien individual;

•	a foreign corporation; or

•	a foreign estate or trust

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-United States holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the Non-United States holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares, net of applicable United States losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding Tax

A Non-United States holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or pursuant to the Merger, unless, generally, the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that:

Non-United States holder is not a United States person, or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the Non-United States holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to this Offer to Purchase or exchanging their Shares for cash in the Merger under any federal, state, foreign or other tax laws.

A stockholder whose Shares are purchased in the Offer may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

GTSI’s common stock is traded on the NASDAQ Global Market under the symbol GTSI. The following stock prices are the high and low sales prices of GTSI’s common stock during the calendar quarters indicated.

Quarter	High	Low

Q2 2012	$5.59	$4.83

Q1 2012	$5.25	$3.94

Q4 2011	$4.63	$3.81

Q3 2011	$5.52	$4.08

Q2 2011	$5.69	$4.19

Q1 2011	$4.92	$4.36

Q4 2010	$7.30	$3.52

Q3 2010	$7.19	$5.03

Q2 2010	$6.88	$5.36

Q1 2010	$6.39	$5.14

On May 4, 2012, the last trading day before GTSI announced that Parent, Purchaser, and GTSI had entered into the Merger Agreement, the last sale price of Shares reported on Nasdaq was $5.24 per share. GTSI has never paid any cash dividends and currently has no plans to pay cash dividends on its common stock. Purchaser has never made a prior public offering for GTSI’s shares.

The following is a schedule of purchases by Parent of GTSI shares within the last two years:

Date	Number of shares	Price per share	$ Amount
March 20, 2012	7,438	$4.8837	$36,324.96

March 21, 2012	150,000	$4.9699	$745,485.00

March 21, 2012	56,100	$4.9700	$278,817.00

Total	213,538		$1,060,626.96

All of the above three purchases were open market transactions. The 213,538 Shares owned by Parent is 2.2% of the 9,707,909 outstanding shares of GTSI.

Mr. Corry Hong, as the majority shareholder of Parent, a member of its board of directors, and its Chief Executive Officer, may be deemed to beneficially own the 213,538 Shares of GTSI owned by Parent for purposes of Rule 13d-3 of the Securities Act of 1934, as amended, in so far as he may be deemed to have the power to direct the voting or disposition of such shares. Ms. Christine Hong, Mr. Hong’s spouse, disclaims beneficial ownership of the foregoing shares which Mr. Hong may be deemed to beneficially own by virtue of Rule 13d-3, except to the extent of any pecuniary interest therein.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

7.	Certain Information Concerning GTSI.

The following description of GTSI and its business has been taken from GTSI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and is qualified in its entirety by reference to such report. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. We do not assume any responsibility for the accuracy or completeness of the information concerning GTSI, or for any failure by GTSI to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. GTSI is a leading provider of technology solutions and services to the Federal government, state and local governments, and to prime contractors. Founded in 1983, GTSI has helped meet the unique information technology (“IT”) needs of more than 1,700 governmental agencies nationwide. GTSI professionals draw on their deep customer knowledge, strategic partnerships, and more than 740 industry certifications to guide agencies in selecting the most cost-effective technology solutions and services available. GTSI has extensive capabilities and past performance in data center, networking, collaboration, security, custom Capability Maturity Model Integration Level 3 software development, and cloud computing solutions. In addition, GTSI’s advanced engineering, integration, and financial services and broad portfolio of contracts ease the planning, purchasing, and deployment of solutions, and facilitates the management of mission-critical IT throughout the lifecycle. GTSI’s principal executive offices are at 2553 Dulles View Drive, Suite 100, Herndon, VA 20171 and its telephone number is (800) 999-4874. GTSI has approximately 450 employees.

Available Information. GTSI is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business financial condition and other matters. Certain information, as of particular dates, concerning GTSI’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of GTSI’s securities, any material interests of such persons in transactions with GTSI, and other matters is required to be disclosed in proxy statements and periodic reports distributed to GTSI’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. GTSI also maintains a website at www.gtsi.com. The information contained in, accessible from or connected to GTSI’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of GTSI’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent and Purchaser.

Purchaser is a privately-held Delaware corporation and wholly owned subsidiary of Parent, 15535 San Fernando Mission Boulevard, Suite 310, Mission Hills, California, (818) 838-0606, a privately-held California corporation headquartered in Los Angeles with offices and wholly-owned subsidiaries in Massachusetts, New Jersey, New Hampshire, Texas, United Kingdom, France, Germany, Spain, Italy, and Benelux. Purchaser currently shares contact information with Parent. Parent, a division of the UNICOM Group of companies, is a global leader in providing innovative software and solutions for the enterprise computing community. Through over three decades of continued development and commitment, Parent has redefined the economics and quality of automation for its customers, delivering a new era of collaboration, data management, data-warehousing, outsourcing, integration, communications and commerce. Parent offers deep in-house resources and flexible solutions to customers worldwide, including privatization, core-products consolidation, IT assets alignments, management independence, integration matrix, and global business strategy. For more information about the UNICOM® Group of companies please go to: www.unicomglobal.com (IBM mainframe systems products), www.macro4.com (Document management solutions), www.softlanding.com (IBM i software products), www.eden.com (ITPowerPac solutions for Open Systems), www.illustro.com (Internet enablement products), and www.ietsolutions.com (IT services management products). The information contained in, accessible from or connected to Parent’s websites is not incorporated into, or otherwise a part of, this Offer to Purchase.

Neither Purchaser nor Parent has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Purchaser nor Parent has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Set forth below are the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Parent. Unless otherwise indicated, the current business address of each person is c/o UNICOM Systems, Inc., 15535 San Fernando Mission Boulevard, Suite 310, Mission Hills, California, (818) 838-0606:

Corry S. Hong: Mr. Hong is the President and Chief Executive Officer of Parent, positions he has held since he founded Parent in 1981. Prior to founding Parent, Mr. Hong was a composer who wrote and recorded numerous musical scores. Mr. Hong attended Pierce College where he majored in Computer Science. Mr. Hong is a USA citizen.

Neil J. Watt: Mr. Watt, Esq., is Chief Financial Officer and is responsible for financial, accounting and general business operations of Parent, a position he has held since 2003. Prior to joining Parent, Mr. Watt was Chief Financial Officer (1998-2000) and General Counsel (1999-2000) of Landmark Entertainment Group, an entertainment design and production company. From 1996 to 1998, Mr. Watt was Administratitve Manager of Digital Magic Company, which produced special effects and provided post-production services and facilities to film and television productions. Mr. Watt attended University of Chicago, California State University, Los Angeles (MBA program), and received his Juris Doctorate from Southwestern School of Law. Mr. Watt is a USA citizen.

Gerard R. Kilroy: Mr. Kilroy is General Counsel and Vice President of Business Development of Parent, positions he has held since 2002. Mr. Kilroy joined the Parent in 2001, as Senior Corporate Counsel. Mr. Kilroy provides legal counsel and insures that the UNICOM Group of companies remains in compliance with regulatory and contractual obligations. As Vice President, his duties include consulting and assisting with virtually all aspects of the mergers and acquisitions process from strategic consultations, negotiations, and documentation, to due diligence and recordation issues. In addition, Mr. Kilroy’s responsibilities include representing and protecting Parent’s intellectual property and contractual rights. Prior to joining Parent, Mr. Kilroy specialized in business litigation with prominent law firms in Los Angeles including, Christensen, Miller, Fink, Jacobs, Glaser, Weil and Shapiro, and as a partner at Katten, Muchin, and Zavos. Mr. Kilroy’s obtained his Bachelor of Arts degree from U.C.L.A. with honors in two majors, economics and political science and his Juris Doctorate from Loyola Law School. Mr. Kilroy is a USA citizen.

Larry J. Lawler: Mr. Lawler is Chief Technology Officer responsible for managing the Technical Division at Parent’s Costa Mesa, California facilities. Mr. Lawler joined the Parent in 2002, as Chief Technology Officer. In addition to his administrative duties, Mr. Lawler is responsible for maintenance and development of upgrade for Parent’s expanding CICS products. Prior to joining Parent, Mr. Lawler was Chief Technology Officer and Chief Information Officer at Technologic Software Concepts, Inc. where he was the firm’s representative to IBM Hursley. Mr. Lawler is a USA citizen.

Paul R. Hillbourne: Mr. Hillbourne is Chief Architect/Director of Emerging Technologies responsible for managing and providing research and development and engineering support to various Parent’s products. Specifically, Mr. Hillbourne directs the support division for TapeSaver and Carts, the industry’s leading storage consolidation products he developed. Mr. Hillbourne joined Parent in 2001, as Chief Technology Architect. Prior to joining Parent, Mr. Hillbourne was Chief Architect at Technologic Software Concepts, Inc. where he was responsible for research and development and engineering support for the storage management products. Mr. Hillbourne has studied Computer Sciences at various colleges and universities such as Santa Monica College, California State University, Northridge and University of California at Irvine. Mr. Hillbourne is a USA citizen.

James N. Fisher: Mr. Fisher is Operations Manager of the iSeries division of Macro 4, Ltd. a division of the UNICOM Group of companies and carries overall responsibility for technical and administrative functions undertaken by the operation in the United Kingdom. Mr. Fisher is currently Product Manager for 1st Contact (a United Kingdom based Customer Relationship Management solution) and also Central® for iMenu a native iSeries menuing System. Mr. Fisher holds a 1st Class Honours degree in Manufacturing Systems and Business Studies from University of Hertfordshire, United Kingdom. Mr. Fisher joined the UNICOM Group of companies in 2006, as Operations Manager in the United Kingdom. The current business address for Mr. Fisher is 41 Marlowes Hemel Hempstead, Hertfordshire HP1 1LD, United Kingdom. Mr. Fisher is a United Kingdom citizen.

Richard T. Crunelle: Mr. Crunelle is Director of International Marketing in charge of contacting and coordinating Parent’s customer and agents around the globe, a position he has held since 2006. Mr. Crunelle joined the UNICOM Group of companies in 2000, as Manager of Client Services. Mr. Crunelle manages and organizes all correspondence with Parent’s international clients. Mr. Crunelle provides all levels of administrative support including assisting clients with upgrades, transfers, and conversions, and often acts as a liaison between the client and Parent’s technical support department. Mr. Crunelle also assists Parent’s legal department in reviewing the contracts of the new and existing clients. Mr. Crunelle graduated from California State University, Northridge with a Bachelor of Science degree in Business Administration. Mr. Crunelle is a USA citizen.

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Purchaser. Unless otherwise indicated, the current business address of each person is c/o UNICOM SUB ONE, INC., 15535 San Fernando Mission Boulevard, Suite 310, Mission Hills, California, (818) 838-0606:

Corry S. Hong: President and Secretary of Purchaser. Mr. Hong is responsible for establishing strategy and directing the day-to-day activities of the Purchaser. As discussed above, Mr. Hong is President and Chief Executive Officer of the UNICOM Group of companies. Mr. Hong attended Pierce College where he majored in Computer Science. Mr. Hong is a USA citizen.

Christine H. Hong: Ms. Hong is the Vice President of Purchaser. Ms. Hong is a USA citizen.

Except as described in this Offer to Purchase, (i) none of Parent or Purchaser, nor, to the best knowledge of Parent or Purchaser, any of the persons listed above to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser, nor, to the best knowledge of Parent or Purchaser any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser, or their subsidiaries, nor, to the best knowledge of Parent or Purchaser, any of the persons listed above to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with GTSI or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed above to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of GTSI, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent or Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed above, has had any business relationship or transaction with GTSI or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, or Purchaser, any of the persons listed above to this Offer to Purchase, on the one hand, and GTSI or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of GTSI’s securities, an election of GTSI’s directors or a sale or other transfer of a material amount of GTSI’s assets during the past two years.

None of the officers of Parent or Purchaser has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the officers of Parent or Purchaser has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9.	Source and Amount of Funds.

Parent and Purchaser estimate that the total amount of funds required (i) to purchase all outstanding Shares pursuant to the Offer and the Merger and (ii) to pay for the cash-out of all derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, of GTSI required to be cashed out by the Merger Agreement, will be approximately $76 million. The funds necessary to purchase the Shares pursuant to the Offer and to pay related fees and expenses will be funded through the Parent’s cash and/or cash equivalents. The Offer is not contingent upon Parent or Purchaser entering into a financial agreement or obtaining any financing.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) cash is the only consideration that will be paid to the holders of the Shares in connection with the Offer and the Merger, (ii) Purchaser is offering to purchase all of the outstanding Shares in the Offer, (iii) the Offer is not subject to any financing contingencies and (iv) Parent will have available to it, at the time of the acceptance for payment of the Shares tendered into the Offer, sufficient cash to provide Purchaser with the amount of cash consideration payable to holders of Shares in the Offer and the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with GTSI.

Background of the Offer

The following is a description of Parent’s participation in a process with GTSI that resulted in the execution of the Merger Agreement. You are urged to read Item 4 of the Schedule 14D-9 filed by GTSI with the SEC on May 18, 2012 for a complete summary of all the discussions and transactions of GTSI regarding the sale of GTSI leading up to the Merger Agreement.

On February 9, 2012, the Parent sent via email an unsolicited expression of interest in acquiring GTSI to Mr. Phillips, GTSI’s Chief Executive Officer. Mr. Phillips forwarded the expression of interest to Raymond James & Associates, Inc. (“Raymond James”), GTSI’s financial advisor.

On February 14, 2012, Raymond James contacted Parent and discussed Parent’s interest in GTSI.

On February 23, 2012, Raymond James contacted Parent and discussed Parent’s entering into a nondisclosure agreement covering the protection of confidential, non-public information regarding GTSI.

On February 24, 2012, Parent entered into a non-disclosure agreement with GTSI covering the protection of confidential and non-public information, and GTSI began providing Parent with financial and other information.

On March 1, 2012, Parent executives and senior management of GTSI (including Messrs. Phillips and Wensinger), conducted a telephonic meeting in which GTSI made a presentation, including 2012 financial forecasts, and responded to Parent’s requests for information. GTSI continued providing Parent requested data from March 1, 2012 through March 6, 2012.

On March 6, 2012, Parent verbally proposed to Raymond James an acquisition of GTSI at an expected price per share of $7.50 to $8.50, and indicated it was prepared to move very rapidly toward a signing of a definitive merger agreement.

On March 6, 2012, Mr. Phillips wrote to the Special Committee and recommended that, in light of the terms of Parent’s verbal expression of interest, Raymond James and senior management work with Parent to accelerate their review of GTSI to determine as soon as possible the viability of a transaction with Parent.

On March 8, 2012, Mr. Phillips conducted a call with Parent’s Chief Executive Officer, Mr. Corry Hong. During the call, Mr. Phillips discussed material presented during the previous call with Parent, answered additional questions regarding GTSI and asked Mr. Hong for additional information regarding Parent, their growth strategy and the basis of their interest in GTSI. Mr. Hong expressed a desire to meet and the earliest opportunity was March 15, 2012 when Mr. Hong would be visiting Atlanta, Georgia.

On March 15, 2012, Mr. Hong and two other executives of Parent and Mr. Phillips met in Atlanta, Georgia. Mr. Phillips provided written information describing GTSI’s capabilities, strategy, financial results and 2012 financial outlook. Mr. Hong presented an overview of Parent and discussed their background and growth strategy. Mr. Hong offered to visit GTSI’s headquarters March 19, 2012 to meet additional members of GTSI’s senior management team and to engage in more detailed discussion of GTSI, Parent and a potential transaction.

On March 19, 2012, Mr. Hong and two Parent executives visited GTSI’s headquarters and met with Messrs. Phillips, Whitfield, Wensinger and Uglialoro. Mr. Lacy joined the meeting for the final hour. There were extensive discussions of GTSI’s performance, outlook and open legal matters. Mr. Hong made a more detailed presentation of Parent and answered questions regarding his company, their strategy and a possible transaction.

On March 20, 2012, a representative of Raymond James contacted Parent’s chief financial officer to request that Parent sign a market standstill provision.

On March 23, 2012, Parent held a telephone conference with Mr. Uglialoro, a representative of Holland & Knight and litigation counsel to GTSI, in which Parent received responses to its questions regarding GTSI’s U.S. Small Business Administration (“SBA”) and Department of Justice investigation matters.

On March 28, 2012, Mr. Hong and Mr. Phillips held a series of discussions regarding status of the potential transaction and Parent’s discussions with potential lenders. Mr. Hong and Mr. Phillips discussed the transaction structure, and Parent expressed its desire for certainty in closing through obtaining tender or voting commitments from significant GTSI stockholders.

On March 28, 2012, Mr. Hong, Mr. Watt, Parent’s Chief Financial Officer, Mr. Phillips, and representatives of Holland & Knight and Raymond James held a telephone conference in which they discussed the merger process, GTSI’s requirement that Parent enter into a standstill agreement before continuing with due diligence, discussions with Parent’s lender, the process for continuing due diligence and other transaction structuring issues.

On March 29, 2012, Parent entered into entered into a non-disclosure agreement with GTSI containing a standstill provision. On March 29, 2012, the Special Committee held a telephonic meeting attended by Mr. Phillips and representatives of Holland & Knight and Raymond James. Mr. Phillips provided an update on the status of discussions with Parent, reporting that Parent had entered into the revised non-disclosure agreement.

On April 4, 2012, Mr. Phillips reported to Parent that it would be given access to the Company’s electronic data room as of April 5, 2012 to facilitate its remaining due diligence.

On April 13, 2012, Holland & Knight delivered a draft merger agreement to Parent.

On April 18, 2012, representatives of Holland & Knight and Raymond James, GTSI in-house counsel and GTSI outside litigation counsel conducted a telephone conference with Parent to answer additional questions regarding GTSI’s legal and compliance matters, including the SBA and Department of Justice matters.

From April 18, 2012 to April 20, 2012, representatives of Parent met with senior management of GTSI and representatives of Holland & Knight at GTSI’s headquarters. During these meetings, the parties discussed numerous aspects of the potential transaction, including structure, and Parent conducted further due diligence on GTSI. During these meetings, Raymond James informed Parent of the interest of another bidder, and that this additional bidder was continuing to conduct due diligence and was negotiating with GTSI with respect to a transaction.

On April 27, 2012, Parent delivered its revised draft of the Merger Agreement, indicating a price per share of $7.50. Parent’s terms did not include any financing contingency. Raymond James contacted Parent and expressed disappointment at Parent’s offered price.

In the afternoon of April 27, 2012, Holland & Knight discussed certain terms of the merger agreement with Parent and was able to reach resolution on a significant number of issues raised by Parent’s draft. Holland & Knight then discussed Parent’s merger agreement with GTSI senior management and Raymond James, describing the small number of issues remaining in the agreement.

On April 29, 2012, representatives of Holland & Knight and Parent had a conference call to discuss the merger agreement, and further resolved a number of outstanding issues.

In the evening of April 30, 2012, Holland & Knight delivered a revised draft of the merger agreement to Parent, reflecting the parties’ discussions and resolution of various issues.

On May 1, 2012, Holland & Knight and Raymond James had a call with Parent in which Parent confirmed that, although it was seeking financing in connection with the transaction, it did not require financing to close the tender offer or the merger. The parties discussed upcoming GTSI Board and Special Committee meetings, and Raymond James relayed to Parent the importance of finalizing its diligence, resolving any open issues and submitting its best offer price on an expedited schedule.

On May 2, 2012, Raymond James informed Parent that the Special Committee would be willing to move forward with a transaction with Parent at a price per share of $8.00 with Parent’s proposed break-up fee levels.

On May 3, 2012, Holland & Knight distributed a revised draft of the Parent merger agreement reflecting the parties’ discussions and agreements since April 30, 2012.

On May 3, 2012, Parent contacted Raymond James and increased its offer price to $7.75 per share, while keeping certain other key terms, including the break-up fee amounts, at Parent’s originally proposed levels.

On May 4, 2012, Holland & Knight distributed to Parent a draft tender agreement to be entered into by certain GTSI directors designated by Parent concurrently with execution of the merger agreement.

Between May 4, 2012 and May 6, 2012, GTSI, Parent and Holland & Knight finalized the Merger Agreement and related documents.

On May 6, 2012, a special telephonic meeting of the GTSI Board was held. After discussion the GTSI Board unanimously (i) authorized and approved the execution, delivery and performance of the Merger Agreement; (ii) approved and declared advisable the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement; (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the transactions contemplated by the Merger Agreement were fair to and in the best interests of GTSI and GTSI’s stockholders; and (iv) recommended that GTSI’s stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, vote in favor of adoption of the Merger Agreement.

Following the approval of the transaction of the GTSI Board on May 6, 2012, the Merger Agreement and other transaction-related documents were finalized and executed effective May 7, 2012.

On the morning of May 7, 2012, GTSI and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release issued by GTSI has been filed as Exhibit (a)(1)(G) and is incorporated herein by reference.

Tender and Voting Agreements. Concurrently with entering into the Merger Agreement, Parent and the Purchaser entered into Tender and Voting Agreements (the “Tender Agreements”) with Linwood A. Lacy, Jr., the Linwood A. Lacy, Jr. September 15, 2004 Charitable Lead Annuity Trust and Lee Johnson (the “Tendering Stockholders”). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender all Shares held by them on the date of the Tender Agreements, or acquired after that date, to the Purchaser in the Offer (the “Tendering Stockholder’s Shares”). Based on information provided by the Tendering Stockholders, an aggregate of 1,812,945 Shares, representing approximately 18.67% of the outstanding Shares (calculated on a fully diluted basis in the same manner as the Minimum Tender Condition) as of May 11, 2012, will be tendered by the Tendering Stockholders in the Offer.

Pursuant to the Tender Agreements, the Tendering Stockholders have agreed to tender (and not to withdraw) such Shares no later than the 10th business day following commencement of the Offer.

The Tender Agreements also restrict the transfer of the Tendering Stockholder’s Shares. The covenants and agreements to tender and vote the Tendering Stockholder’s Shares pursuant to the Tender Agreements will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time, (iii) a Change in Recommendation (as defined in the Merger Agreement) and (iv) the mutual consent of Parent and the Tendering Stockholder. The Tendering Stockholders also can terminate the Tender Agreements if there is a decrease in the Offer Price or any change in the form of consideration payable in the Offer.

This summary is qualified in its entirety by reference to the Tender Agreements filed as Exhibits (d)(2) through (d)(4) of the Schedule TO and are incorporated herein by reference.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—”Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

In addition, such representations, warranties and covenants may have been qualified by certain confidential disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of GTSI. GTSI’s stockholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of GTSI, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer. Purchaser is required to commence the Offer as promptly as practicable (and in any event to commence the Offer within 10 business days) after the date of the Merger Agreement. The obligations of Purchaser to accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer are subject only to the satisfaction, or waiver by Parent or Purchaser if permitted under the Merger Agreement and applicable law, of the Offer Conditions (as defined below) that are described in Section 14—“Certain Conditions of the Offer”. Purchaser expressly reserves the right to waive, in whole or in part, any condition of the Offer or to modify the terms of the Offer. However, without the prior written consent of GTSI, Purchaser may not (i) reduce the maximum number of Shares to be purchased in the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Tender Condition, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) modify any of the Offer Conditions in any manner adverse to the holders of Shares, (vi) extend or otherwise change the scheduled Expiration Date in a manner other than as required or permitted by the Merger Agreement, (vii) change the form of consideration payable in the Offer or (viii) otherwise amend the Offer in any manner adverse to the holders of the Shares.

The Merger Agreement provides that Purchaser must extend the Offer for up to two periods of not more than five business days each (or such longer period as may be agreed by Purchaser and GTSI) if, at any then scheduled expiration date of the Offer, any of the conditions to Purchaser’s obligation to accept for payment and pay for the Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Conditions”) are not satisfied or, if permitted under the Merger Agreement, waived. However, Purchaser will not be required to extend the Offer beyond September 4, 2012 (the “Outside Date”).

In addition, the Merger Agreement provides that, following the mandatory extension periods described above, Purchaser may, if requested by GTSI, make available one or more “subsequent offering periods” of not less than 10 nor more than 20 business days in the aggregate in accordance with Rule 14d-11 under the Exchange Act.

The Merger Agreement also provides that Purchaser must extend the Offer for any period or periods required by any rule, regulation or interpretation or position of the SEC (or its staff) applicable to the Offer.

Top-Up Option. GTSI has granted to Purchaser the Top-Up Option, exercisable after Purchaser has accepted for payment all Shares validly tendered in the Offer and not withdrawn, to purchase from GTSI the number of newly-issued shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent, Purchaser or any other subsidiary of Parent at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the Top-Up Option.

The Top-Up Option will be exercised during the two business day period following the time at which the Shares are first accepted pursuant to the Offer, or if any subsequent offering period is provided, during the two business day period following the expiration date of such subsequent offering period.

The Top-Up Option is not exercisable (i) to the extent that the number of shares to be issued upon exercise of the Top-Up Option would exceed the number of shares of the authorized but unissued shares of GTSI’s common stock that are nor reserved or otherwise committed to be issued, (ii) if a law or legal judgment then in effect prohibits the exercise of the Top-Up Option or delivery of the shares pursuant to such exercise.

The aggregate purchase price payable for the Top-Up Shares is to be determined by multiplying the number of such Top-Up Shares by the Offer Price, without interest. Such purchase price may be paid by Purchaser, at its election, either (i) entirely in cash or (ii) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Shares and by executing and delivering to GTSI a promissory note having a principal amount equal to the balance of such purchase price. Any such promissory note will be full recourse against Parent and Purchaser, will bear interest at the rate of 3% per annum, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

The Merger. At the effective time of the Merger (the “Effective Time”), Purchaser will be merged with and into GTSI, with GTSI being the surviving corporation in the Merger (the “Surviving Corporation”), after which the separate corporate existence of Purchaser will cease, and GTSI will continue as the Surviving Corporation, wholly owned by Parent. The directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation. Upon the consummation of the Merger, the bylaws of Purchaser will be the initial bylaws of the Surviving Corporation. The certificate of incorporation of Purchaser in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation.

Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price paid in the Offer, without any interest, except for (i) Shares owned by GTSI or any of its wholly owned subsidiaries (or held in GTSI’s treasury) or owned by Parent or Purchaser, which will be cancelled and will cease to exist and (ii) Shares owned by GTSI’s stockholders who perfect their appraisal rights under the DGCL.

Pursuant to the Merger Agreement, GTSI will take all actions to provide that:

(a) each stock option of GTSI (“Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not then exercisable, will either (i) be cancelled as of the Effective Time, with the holder becoming entitled to receive in consideration for such cancellation, an amount in cash (without interest) equal to the product of (A) the excess, if any of (x) the highest price per Share to be paid pursuant to the Offer over (y) the exercise price per Share subject to such Company Stock Option, and (B) the number of Shares subject to such Company Stock Option immediately prior to the Effective Time, or (ii) be terminated in accordance with the terms of GTSI’s Stock Option Plan applicable to such Company Stock Option;

(b) each restricted share of GTSI (“Company Restricted Shares”) will vest in full and GTSI will take all actions to permit holders of the Company Restricted Shares to be treated in the Merger on the same terms and conditions as the holders of unrestricted Shares;

(c) each outstanding stock appreciation right (“Company SAR”) that is outstanding immediately prior to the Effective Time, whether or not then exercisable, will either (i) be cancelled as of the Effective Time, with the holder becoming entitled to receive in consideration for such cancellation, an amount in cash (without interest) equal to the product of (A) the excess, if any of (x) the highest price per Share to be paid pursuant to the Offer over (y) the exercise price per Share subject to such Company SAR, and (B) the number of Shares subject to such Company SAR immediately prior to the Effective Time, or (ii) be terminated in accordance with the terms of the stock option plan applicable to such Company Stock Option; and

(d) upon the Effective Time, (i) the stock option plans of GTSI will terminate, and (ii) no holder of a Company Stock Option will have any right to acquire any capital stock of GTSI or the Surviving Corporation.

Payment for the Shares. Prior to the Effective Time, Parent will select a bank or trust company reasonably acceptable to GTSI to act as exchange agent for the payment of the merger consideration. No later than two business days prior to the Effective Time, Parent will deposit in trust with such exchange agent the funds necessary to pay the aggregate merger consideration to GTSI’s stockholders. Promptly after the Effective Time, the exchange agent will mail to each holder of Shares a letter of transmittal and instructions for effecting the surrender of the Shares in exchange for the merger consideration. Upon the surrender of certificates representing the Shares to the exchange agent for cancellation, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the exchange agent, the holder of such Shares will be entitled to receive the merger consideration. No interest shall be paid or accrue on the cash payable upon surrender of any Shares.

If any cash deposited with the exchange agent is not claimed within six months following the Effective Time, such cash will be returned to Parent upon demand, and any holders of Shares who have not complied with the exchange procedures in the Merger Agreement shall thereafter look only to Parent and the Surviving Corporation with respect to the payment of its claim for merger consideration.

Recommendation. GTSI has represented in the Merger Agreement that the Company Board, at a meeting duly called and held, (i) authorized and approved the execution, delivery and performance of the Merger Agreement, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions, (iii) determined that the terms of the Merger Agreement, the Merger, the Offer and the other Transactions are fair to and in the best interests of GTSI and the stockholders of GTSI, (iv) subject to subsequent exercise by the Company Board of its rights described under “No Adverse Recommendation Change,” recommended that the stockholders of GTSI accept the Offer and tender their Shares pursuant to the Offer and (v) recommended that GTSI’s stockholders adopt the Merger Agreement, if required by applicable law. GTSI has also represented in the Merger Agreement that no “moratorium”, “control share acquisition”, “business combination”, “fair price”, or other form of anti-takeover laws of any jurisdiction applies or purports to apply to the Offer, the Merger and the other Transactions.

The Company’s Board of Directors. Subject to applicable law, promptly upon Purchaser’s acceptance for payment of Shares pursuant to the Offer, Parent or Purchaser is entitled to designate such number of directors on the Company Board equal to at least such number of directors, rounded up to the nearest whole number, that is the product of (i) the total number of directors on the Company Board (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (ii) the percentage that (a) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Parent or Purchaser or any subsidiary of Parent bears to (b) the number of such shares outstanding, and GTSI will take all action reasonably requested by Parent to cause Purchaser’s designees to be so elected or appointed. However, until the Effective Time, the Company Board must have at least three directors who will be independent for purposes of Rule 10A-3 under the Exchange Act.

If at any time prior to the Effective Time the Parent’s or Purchaser’s designees constitute a majority of the Company Board, then the affirmative vote of the independent directors will be required for GTSI (i) to amend or terminate the Merger Agreement, (ii) extend the time of performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, or to exercise or waive any of GTSI’s rights, benefits or remedies under the Merger Agreement, if such action would adversely affect the holders of the Shares (other than Parent or Purchaser), (iii) amend any governing document of GTSI in a manner that would be reasonably be expected to adversely affect the holders of the Shares (other than Parent or Purchaser), or (iv) take any other action or make any other determination of the Company Board in connection with the Merger Agreement or the Transactions if such action would reasonably be expected to adversely affect the holders of the Shares (other than Parent or Purchaser).

Representations and Warranties. The Merger Agreement contains representations and warranties of GTSI, Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by GTSI are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means a change, circumstance, fact, event or effect that had occurred and is still continuing at the relevant time of determination that, individually or in the aggregate, is materially adverse to the business, financial condition or results of operations of GTSI and its subsidiaries, taken as a whole. However, none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect:

•	Changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates;

•

changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which GTSI and its subsidiaries conduct their respective businesses;

•	changes in the U.S. generally accepted accounting principlesor applicable law;

•	the failure of GTSI to be awarded any contract in response to any bid or the failure of GTSI to prevail in any existing or new bid protest or similar proceeding;

•

the negotiation, execution, announcement or performance of, or the pendency of any investigation by any governmental entity with respect to, the Merger Agreement, the Transactions or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, vendors, lenders, investors, venture partners or employees,

•

acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of the Merger Agreement;

•	earthquakes, hurricanes, floods, or other natural disasters;

•	any action taken by GTSI or any of its subsidiaries at the request or with the consent of any of Parent, Purchaser or any of their subsidiaries; or

•

any change in the market price or trading volume of the capital stock of GTSI or any failure to meet publicly announced revenue or earnings projections or predictions (whether such projections or predictions were made by GTSI or independent third parties).

In the Merger Agreement, GTSI has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to GTSI and its subsidiaries, such as organization, standing and corporate power;

•	its capital structure;

•	its subsidiaries;

•	authority to execute and deliver the Merger Agreement and the enforceability of the Merger Agreement;

•	no conflicts and consents;

•	its SEC filings and financial statements;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	absence of litigation;

•	compliance with laws and permits;

•	compliance with agreements

•	tax matters;

•	employee benefits;

•	labor and employment matters;

•	environmental matters;

•	contracts and commitments;

•	its customers and suppliers;

•	intellectual property;

•	government contracts;

•	brokers and other advisors;

•	opinion of its financial advisors as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Shares in the Offer and the Merger; and

•	insurance.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to GTSI, including representations relating to: organization; standing and corporate power; authority, noncontravention and enforceability; absence of litigation; brokers and other advisors; ownership of stock of GTSI; sufficiency of funds and financing; absence of certain agreements and foreign ownership.

Operating Covenants. Except (a) as required by law or (b) as expressly permitted under the Merger Agreement, from May 7, 2012 until the earlier to occur of (i) the Effective Time, and (ii) such time as directors elected or designated by Parent constitute at least a majority of the Company Board:

(a) each of GTSI and the Parent will cause each of its respective businesses to (i) be conducted in the ordinary course of business consistent with past practices in all material respects and (ii) take no action that would prohibit or materially impair or delay the ability of GTSI or the Parent or their respective subsidiaries to obtain any necessary approvals to consummate the Transactions; and

(b) except as expressly contemplated by the Merger Agreement, GTSI will, and will cause each of its subsidiaries to, use commercially reasonable efforts to preserve intact their current business organization, assets (including cash) and material business relationships and retain the services of its officers and key employees.

In addition, except (a) as required by law or (b) as expressly permitted under the Merger Agreement, from May 7, 2012 until the earlier to occur of (i) such time as directors elected or designated by Parent constitute at least a majority of the Company Board and (ii) the Effective Time, GTSI and its subsidiaries are subject to customary operating covenants and restrictions, including, but not limited to, restrictions relating to:

•	amending GTSI’s certificate of incorporation or bylaws or other comparable organizational documents of any of its subsidiaries;

•	any stock split, combination or reclassification of its capital stock;

•	declaring or paying dividends on or making other distributions in respect of GTSI’s capital stock;

•

issuing, selling, pledging, or disposing of, any shares of capital stock, including any option, call, warrant or right to acquire any shares of capital stock or other voting securities, or any securities convertible into or exchangeable for any shares of capital stock or other voting securities;

•	incurring or becoming contingently liable with respect to indebtedness for borrowed money above the limits set forth in GTSI’s indebtedness agreements;

•

redeeming, purchasing acquiring, or offering to purchase any shares of capital stock or other securities of GTSI or any of its subsidiaries (other than as contemplated by the Merger Agreement with respect to Company Stock Options and Company SARs);

•	making capital expenditures in an aggregate amount exceeding $500,000, or entering into leases for equipment or other capital assets in aggregate amount exceeding $500,000;

•	selling, pledging, disposing of or encumbering material assets other than in the ordinary course of business;

•	loaning, advancing funds or making any investment in or capital contribution to any person outside the ordinary course of business (other than to a wholly-owned subsidiary of GTSI);

•

except for liabilities entered into in the ordinary course of business, discharging or satisfying any lien or pay any obligation or liability other than in accordance with the terms of such liens, obligations or liabilities;

•	except for acquisition of assets in the ordinary course of business, making any acquisition of all or a material portion of any entity or business;

•	entering into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	altering its corporate structure;

•

entering into any sale, lease or license or suffering to exist any line in respects of its assets, except for liens with respect to inter-company indebtedness, sales or dispositions of property or inventory in the ordinary course of business, leases and licenses of property with a term of less than one year in the ordinary course of business, and sales leases and licenses with respect to immaterial assets;

•	except as required by U.S. generally accepted accounting principles , or as recommended by GTSI’s audit committee or independent auditors, changing any accounting principles;

•

except as required by law or as is consistent with past practices, making or changing any tax election, changing any annual tax accounting period, adopting or changing any accounting method or period in respect of taxes, filing any amended tax return, entering into any closing agreement with respect to any tax claim, audit or assessment, or surrendering any right to claim a tax refund or other adjustment, to the extent that any of the above actions would have the effect of materially increasing the tax liability of GTSI and its subsidiaries after the Closing Date or materially decreasing any tax attribute of GTSI and its subsidiaries existing on the Closing Date;

•	granting any severance, retention or termination pay to, or amending any existing severance, retention or termination arrangement with, any current or former director, officer or employee;

•	increasing or accelerating the payment or vesting of, benefits payable under any existing severance, retention or termination pay policies or employment agreements;

•	entering into or amend any employment, consulting, deferred compensation, change-of-control or other similar agreement with any director, officer, consultant or employee;

•

establishing, adopting or amending (except as required by applicable law) any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, post-retirement medical or life insurance, retention, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any present or former director, officer or employee, or any beneficiaries thereof;

•

increasing the compensation, bonus or other benefits payable to any director, officer or employee, except for increases in compensation and benefits in the ordinary course of business consistent with past practice or required by the terms of existing arrangements, policies or agreements;

•

settling or entering into any settlement agreement with respect to any outstanding litigation with a party that is not a governmental entity, except for settlements with respect to any outstanding litigation with a party that is not a governmental entity where the amount of such settlement is less than $300,000, and does not require the taking or omission of any actions other than the payment of money;

•	entering into or authorizing an agreement with respect to any of the foregoing actions, or commit to take any action to effect any of the foregoing actions; or

•

taking any action or failing to take any action that would result in any of the representations and warranties of GTSI made in the Merger Agreement to become untrue such that there is a Material Adverse Effect on GTSI.

Go Shop; Solicitation. During the period (the “Go Shop Period”) beginning on May 7, 2012 and continuing until 11:59 p.m., New York City time, on June 6, 2012 (the “No Shop Period Start Date”), GTSI may, directly or indirectly through its representatives:

(a) solicit, initiate or encourage, whether publicly or otherwise, any Acquisition Proposal (as defined below), including by way of providing access to or otherwise making available non-public information (provided that (i) GTSI will only permit such non-public information to be made available pursuant to an acceptable confidentiality agreement (ii) GTSI will promptly make available to Parent all such non-public information that has not previously been made available to Parent that is made available to any such person), and (iii) GTSI will withhold or otherwise provide pursuant to certain procedures highly-sensitive or competitive information; and

(b) engage in and maintain discussions or negotiations with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations or the making of any Acquisition Proposal.

No Solicitation. From the No Shop Period Start Date until the Effective Time, or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, GTSI will not, and will not authorize any representatives, nor will it permit any of its representatives or GTSI or its subsidiaries to: (i) solicit, initiate or knowingly encourage or facilitate the making by any person of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) enter into discussions or negotiations with any person in furtherance of any inquiry or to obtain an Acquisition Proposal, or (iii) enter into any agreement understanding or arrangement with respect to any Acquisition Proposal.

After the No Shop Period Start Date, GTSI may continue to engage in the activities permitted under clause (b) under the heading “Go Shop; Solicitation” above with respect to a Qualified Go Shop Bidder (as defined below). However, at the No Shop Period Start Date, GTSI must immediately cease (and cause its subsidiaries to immediately cease) and direct its representatives to immediately cease all existing discussions and negotiations with any person with respect to any Acquisition Proposal (other than with respect to a Qualified Go Shop Bidder) and must request the prompt return or destruction of all previously furnished confidential information.

After the No Shop Period Start Date, GTSI must notify Parent promptly of any Acquisition Proposal it receives, including the material terms thereof, and must keep Parent informed on a prompt basis as to the status of and any material developments regarding such acquisition proposal.

Notwithstanding GTSI’s obligations described above under the “No Solicitation” heading, prior to the earlier of the acceptance for payment of Shares pursuant to the Offer and the time any required Company stockholder approval is obtained, the Company Board (directly or through its representatives) may, in response to an Acquisition Proposal:

(a) contact the person making such Acquisition Proposal (or its advisors) to clarify the terms and conditions thereof; and

(b) if the Company Board determines in good faith after consultation with its outside legal and financial advisors that such Acquisition Proposal is, or is reasonably likely to, lead to a Superior Proposal (as defined below), GTSI may (i) enter into a confidentiality agreement with such person on substantially the same terms as the confidentiality agreement with Parent, (ii) subject to such confidentiality agreement, provide access to or furnish information with respect to GTSI and its subsidiaries to such person and such person’s representatives (provided GTSI has furnished or concurrently furnishes such information to Parent) and (iii) participate in discussions regarding such Acquisition Proposal.

If the Company Board determines that the Acquisition Proposal is Superior Proposal, the Company Board may make a Change in Recommendation (as defined below).

Notwithstanding anything in the Merger Agreement to the contrary, GTSI or the Company Board, at any time prior to the Acceptance Time, may (i) take and disclose to GTSI’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders required to be made by applicable statute, law, rule or regulation in connection with the making or amendment of a tender offer or exchange offer), (ii) make any required disclosure to stockholders with regard to any Acquisition Proposal or (iii) make a Change in Recommendation, if the Company Board determines in good faith after consultation with outside counsel that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law

For purposes of this Offer to Purchase and the Merger Agreement, the term “Acquisition Proposal” means any proposal or offer for, whether in one transaction or a series of related transactions, (i) a merger, consolidation or similar transaction involving GTSI or any of its subsidiaries that constitutes a “significant subsidiary” at the 20% level under Rule 1-02 of Regulation S-X under the Exchange Act, (ii) the sale or other disposition, by merger, consolidation, share exchange or any similar transaction, of any assets of GTSI or any of its subsidiaries representing 40% or more of the consolidated assets of GTSI and its subsidiaries, or (iii) a tender offer or exchange offer in which any person or “group” (as defined under the Exchange Act) offers to acquire beneficial ownership (as defined under Rule 13d-3 under the Exchange Act) of 40% or more of the voting power of the outstanding Shares.

For purposes of this Offer to Purchase and the Merger Agreement, the term “Qualified Go Shop Bidder” means any person or group that includes any person (so long as such person, together with all other members of such group, if any, who were members of such group or another group that included such person immediately prior to the No-Shop Period Start Date, represent at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of the Merger Agreement) from whom GTSI or any of its representatives has received, after May 7, 2012 and prior to the No-Shop Period Start Date, an Acquisition Proposal that the Company Board determines, prior to or as of the No-Shop Period Start Date, in good faith (after consultation outside counsel and the Company Financial Advisor), constitutes or could reasonably be expected to result in a Superior Proposal.

For purposes of this Offer to Purchase and the Merger Agreement, the term “Superior Proposal” means an Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and GTSI’s financial advisor) would be more favorable to GTSI’s stockholders than the Merger, taking into account all the terms and conditions of such Acquisition Proposal and this Agreement, and is reasonably capable of being completed on the terms proposed.

For purposes of this Offer to Purchase and the Merger Agreement, the term “Change in Recommendation” means following receipt of an Acquisition Proposal that constitutes a Superior Proposal, (i) the Company Board withdraws or modifies (in a manner adverse to Parent), or fails to make, the recommendation that GTSI’s stockholders approve the Merger, or (ii) the Company Board recommends that GTSI’s stockholders approve the Superior Proposal.

Certain Standstill Waivers. Notwithstanding the non-solicitation provisions of the Merger Agreement, the Company Board may waive any standstill agreement if it determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and from May 7, 2012 until the No Shop Period Start Date, GTSI may grant any such waiver solely to permit a counterparty to any such agreement to make non-public inquiries, proposals or offers that constitute or may reasonably be expected to lead to an Acquisition Proposal.

Stockholders Meeting. GTSI will, if the adoption of the Merger Agreement by GTSI’s stockholders is required by law to consummate the Merger, as soon as practicable following the acceptance for payment by Purchaser of any Shares pursuant to the Offer, duly call, give notice of, convene and hold a meeting of the holders of Shares to vote on the adoption of the Merger Agreement and approval of the Merger. At any such Company stockholder meeting, Parent and Purchaser must vote any shares of Company common stock owned by them in favor of the adoption of the Merger Agreement.

Efforts to Close the Transaction. In the Merger Agreement, each of Parent, Purchaser and GTSI agree to use its commercially reasonable efforts to take, or cause to be taken, all things necessary, proper or advisable under applicable laws to consummate and make effective the Transactions.

Employee Benefit Matters. The Merger Agreement provides that, for all purposes under the employee benefit plans of Parent and its subsidiaries providing benefits to any Company employee following the Effective Time, each Company employee will, subject to applicable law and tax qualification requirements, be credited with his or her years of service with GTSI and its subsidiaries before the Effective Time, to the same extent that such Company employee was entitled, before the Effective Time, to receive credit for such service under any similar Company employee benefit plans in which such Company employee participated in, or was eligible to participate in, immediately prior to the effective time; provided that the foregoing will not result in duplication of benefits or apply to any defined benefit pension plan.

Indemnification of Officers and Directors.

The Parent and the Surviving Corporation have agreed, from and after the Effective Time, to:

(i) indemnify and hold harmless each GTSI director or officer or fiduciary under a GTSI employee benefit plan serving as such as of May 7, 2012 (or serving as such between May 7, 2012 through the Merger), to the fullest extent authorized or permitted by applicable law, as now or after the date of the Merger Agreement is in effect, in connection with claims (asserted, threatened or otherwise) pertaining to matters that relate to such person serving as an officer or director of GTSI or fiduciary of a Company employee benefit plan and any judgments, fines, penalties and amounts paid in settlement resulting therefrom; and

(ii) promptly pay on behalf of, or within 30 days after any request for advancement, advance to such persons, to the fullest extent authorized or permitted under applicable law, expenses incurred in defending, serving as a witness with respect to or otherwise participating in any such claim in advance of the final disposition of such claim.

The foregoing rights to indemnification extend to acts or omissions occurring at or before the Effective Time and any claim related thereto (including in connection with the approval of the Merger Agreement, and the consummation of the Transactions) and shall continue as to a person who has ceased to be a Company director or officer or fiduciary under a Company employee benefit plan after May 7, 2012.

All rights to indemnification and exculpation by GTSI and its subsidiaries in favor of the current or former directors or officers of GTSI and its subsidiaries for their acts and omissions occurring at or prior to the Effective Time under the certificate of incorporation and bylaws of GTSI, the respective comparable organizational documents of its subsidiaries and any indemnification agreements of GTSI (in each case, as in effect on May 7, 2012) will be assumed by the Surviving Corporation and will survive the Merger and will continue in full force and effect in accordance with their terms.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, Parent will cause the existing policies of directors’ and officers’ liability insurance maintained by GTSI as of the date of the Merger Agreement (the “D&O Insurance”) to be maintained for all persons who were covered by the D&O Insurance as of such date or obtain substitute policies of at least the same coverage and amounts containing terms and conditions in the aggregate no less advantageous to the insured persons. However, Parent will not be required to expend in any one year an amount in excess of $300,000 with respect to such D&O Insurance, and if the annual premium payable for such insurance coverage exceeds $300,000, Parent will maintain the most favorable policies of directors’ and officers’ liability insurance obtainable for an annual premium equal to $300,000.

In the event that, Parent or the Surviving Corporation (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys substantially all of its assets to any person, then, and in each such case, Parent will cause the successors and assigns of Parent or the Surviving Corporation, as applicable, to assume the obligations of Parent or the Surviving Corporation provided for in the provisions described in the four paragraphs above.

Conditions to the Merger. The respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	if required by applicable law, the Merger Agreement has been adopted by the affirmative vote of the holders of a majority of the outstanding Shares;

•

no statute, rule, regulation, executive order, decree, ruling, judgment, decision, order or injunction shall have been enacted, entered, promulgated, issued or enforced by any court of governmental entity which is in effect and has the effect of prohibiting, restraining or enjoining the consummation of the Merger;

•

any waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) shall have been terminated or shall have expired;

•	GTSI shall have received the consent of the U.S. Small Business Administration (the “SBA”) under the Administrative Agreement between GTSI and the SBA; and

•	Purchaser has accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Parent and GTSI;

•	by either Parent or GTSI:

•

if the Acceptance Time shall not have occurred on or before Outside Date, unless the failure to consummate the Merger is the result of a breach of or noncompliance with the Merger Agreement by the party seeking to terminate it;

•

by either Parent or GTSI if the Acceptance Time shall not have occurred on or prior to the close of business on November 3, 2012, notwithstanding any breach of or noncompliance with the Merger Agreement by the party seeking to terminate it; or

•

if a governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or prohibiting the Transactions, and such order, decree, ruling or other action has become final, provided that if a party’s actions has caused or primarily resulted in such government action, that party cannot terminate the Merger Agreement;

•

by Parent prior to the Acceptance Date if GTSI shall have failed to perform in all material respects its representations, warranties, or material covenants to be performed or complied with by it under the Merger Agreement such that:

•

any of the representations of GTSI contained in the Merger Agreement shall not be true and correct as of the date of the Merger Agreement or the Acceptance Time as if made at and as of such dates (in each case, without giving effect to any limitation as to “materiality” or any derivative thereof or “Company Material Adverse Effect” set forth therein) and the failure or failures of such representations to be so true and correct has had or would reasonably be expected to have a Company Material Adverse Effect;

•	GTSI shall not have performed in any or all material respects its covenants and agreements under the Merger Agreement and has not cured such breach; or

•	GTSI shall have received notice of the commencement, after May 7, 2012, of any proceeding against GTSI that would reasonably be expected to have a Material Adverse Effect;

provided that in each case described above, neither Parent nor Purchaser are not then in material breach of their respective obligations under the Merger Agreement);

•

by GTSI prior to the Acceptance Time if Parent or Purchaser breaches or fails to perform in any material respect any of its representations, warranties or material covenants contained in the Merger Agreement, and such breach is incapable of being cured by the Outside Date (provided that GTSI is not then in material breach of its obligations under the Merger Agreement);

•	by Parent, if prior to the Acceptance Time the Company Board shall have:

•	effected a Change in Recommendation;

•	approved or recommended any Acquisition Proposal; or

•

failed to reconfirm its recommendation of the Merger and the other Transactions upon written request by Parent (which request may only be made after the public announcement of an Acquisition Proposal); or

•

by either Company or Parent if, prior to the Acceptance Time, the Company Board has provided written notice that it has determined to accept a Superior Proposal, provide that GTSI may terminate only if (i) GTSI is not then and has not been in breach of its non-solicitation obligations contained in the Merger Agreement and (ii) upon such termination, GTSI pays the Termination Fee (as defined below).

Effect of Termination. If the Merger Agreement is validly terminated, the Merger Agreement will become void and have no effect without any liability or obligation on the part of Parent, Purchaser, GTSI or their respective officers or directors, other than obligations for payment of the Termination Fee (as defined below), obligations related to the protection of GTSI’s confidential information, liability for willful breach of the Merger Agreement or fraud and certain general provisions, including the dispute resolution provisions.

Termination Fee. GTSI shall pay to Parent a Termination Fee (as defined below) if:

•

Parent terminates the Merger Agreement as a result of the Company Board, prior to the Acceptance Time (i) effecting a Change in Recommendation, (ii) approving or recommending any Acquisition Proposal; or (iii) failing to reconfirm its recommendation of the Merger and the other Transactions upon written request by Parent (which request may only be made after the public announcement of an Acquisition Proposal); or

•	GTSI terminates the Merger Agreement because the Company Board has provided written notice to Parent that it has determined to accept a Superior Proposal.

“Termination Fee” means (i) an amount equal to $1,500,000 (inclusive of Parent and Purchaser expenses) if the Termination Fee becomes payable in connection with an Acquisition Proposal made by a Qualified Go-Shop Bidder, (ii) in all other circumstances an amount equal to $3,000,000 (inclusive of Parent and Purchaser expenses).

Fees and Expenses. All fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other Transactions will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

Amendment. The Merger Agreement may not be amended except by action taken by the parties’ respective boards of directors or pursuant to authority granted by such boards of directors, and must be accomplished by a written instrument signed on behalf of each of the parties and in compliance with applicable law.

Governing Law. The Merger Agreement is governed by Delaware law.

Non-Disclosure Agreements

On February 24, 2012, GTSI and Parent entered into a non-disclosure agreement (the “February NDA”), pursuant to which Parent agreed that any non-public information furnished to it or its representatives by or on behalf of GTSI would be confidential information and, for a period of two years from the date of the February NDA, would be kept confidential and be used only for purposes of evaluating a possible transaction. On March 29, 2012, GTSI and Parent entered into a non-disclosure agreement (the “March NDA”), pursuant to which Parent also agreed, among other things, to certain “standstill” provisions for the protection of GTSI. This summary does not purport to be complete and is qualified in its entirety by reference to the February NDA and the March NDA, which are filed hereto as Exhibits (d)(5) and (d)(6) respectively and are incorporated herein by reference.

12.	Purpose of the Offer; Plans for GTSI.

Purpose of the Offer. Following a Tender Offer that results in the control of a majority of GTSI outstanding shares being owned and/or controlled by Purchaser and Parent be it by short merger or proxy merger, Purchaser intends to acquire any and all remaining outstanding shares of GTSI. Once Purchaser has acquired all outstanding shares of GTSI such that Purchaser holds a 100% ownership interest therein, Purchaser intends to merge with GTSI which would be the surviving corporation, thereafter de-list GTSI and privatize it as a wholly-owned subsidiary of Parent. There are no current plans to sell or transfer assets of GTSI, nor to reorganize or liquidate GTSI.

Although it is likely that the Company Board would be replaced, there are no plans to change the executive management of GTSI other than to add Purchaser management to key positions, including Corry Hong as President and CEO. To the extent that management currently is compensated with stock options, it is anticipated that such compensation would be eliminated.

The Company Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to GTSI’s stockholders for adoption at a stockholders’ meeting convened for that purpose in accordance with the DGCL.

If the Minimum Tender Condition is satisfied, Purchaser will have sufficient voting power to adopt the Merger Agreement at the GTSI stockholders’ meeting without the affirmative vote of any other stockholder. If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the Top-Up Option, or otherwise, the Merger may be consummated without a stockholders’ meeting and without the approval of GTSI’s stockholders. The Merger Agreement provides that Purchaser will be merged into GTSI and that the certificate of incorporation of GTSI, as amended and restated in its entirety to read identically to the certificate of incorporation set forth as an exhibit to the Merger Agreement, and the by-laws of GTSI in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of the surviving corporation following the Merger.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of GTSI will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and GTSI believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning GTSI and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for GTSI. The Merger Agreement provides that, effective upon the closing of the Offer, Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to the Company Board that is equal to at least such number of directors, rounded up to the nearest whole number, that is the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of shares of the Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Parent or Purchaser or any subsidiary of Parent bears to (ii) the number of such shares outstanding. In the event that Purchaser’s designees are appointed or elected to the Company Board, until the Effective Time the Company Board shall have at least three (3) directors who are directors on the date of the Merger Agreement and who will be independent for purposes of Rule 10A-3 under the Exchange Act. There are no plans to change the executive management of GTSI other than to add Purchaser management to key positions, including Corry Hong as President and CEO. To the extent that management currently is compensated with stock options, it is anticipated that such compensation would be eliminated.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of GTSI will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of GTSI during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

As of the date of this Offer to Purchase, no member of GTSI’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, GTSI or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of GTSI’s current management and Parent or Purchaser with respect to any such agreement, arrangement or understanding.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving GTSI or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of GTSI or any of its subsidiaries, (iii) any change in the Company Board or management of GTSI, (iv) any material change in GTSI’s capitalization or dividend policy, (v) any other material change in GTSI’s corporate structure or business, (vi) a class of securities of GTSI being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of GTSI being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. The Shares are listed on Nasdaq. According to the published guidelines of Nasdaq, the Shares might no longer be eligible for continued inclusion in Nasdaq if, among other things, the number of publicly held Shares falls below 750,000, the aggregate market value of the publicly held Shares is less than $5 million, or there are fewer than two market makers for the Shares. Shares held by officers or directors of GTSI or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If the Shares cease to be listed on the Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), The Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by GTSI upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Parent intends to seek to cause GTSI to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by GTSI to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to GTSI. Furthermore, the ability of “affiliates” of GTSI and persons holding “restricted securities” of GTSI to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Purchaser’s rights to extend and amend the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for, Shares tendered, if at any time prior to the expiration of the Offer, any of the following conditions shall occur:

•	prior to the Expiration Date (as it may be extended in accordance with the requirements of the Merger Agreement) the Minimum Tender Condition shall not have been satisfied;

•	all waiting periods under the HSR Act (if applicable) shall not have expired or been terminated;

•

there shall have been any law or judgment enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger, by any governmental entity that makes illegal or otherwise prohibits, enjoins or restrains consummation of the Offer or the Merger (provided that Parent and Purchaser have used reasonable best efforts to oppose any such law or judgment);

•

the representations and warranties of GTSI contained in the Merger Agreement shall not be true and correct (without giving effect to any limitation as to “materiality” or any derivative thereof or “Material Adverse Effect” set forth therein) as of the date of the Merger Agreement and as of the Acceptance Time as if made at and as of such date (except to the extent that any such representations and warranties speak as of a specified date, in which case only as of such specified date) and the failure or failures of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or any derivative thereof or “Material Adverse Effect” set forth therein) has had a material adverse effect;

•

GTSI has failed to perform in any or all material respects its agreements and covenants to be performed or complied with by it under the Merger Agreement and shall not have cured such breach, failure to perform or noncompliance;

•

GTSI shall have received notice of the formal commencement, on or after the date of the Merger Agreement, of a proceeding of any kind, whether civil, criminal or administrative, against the Company, that would reasonably be expected to result in a material adverse effect; and

•	the Merger Agreement has been terminated in accordance with its terms.

15.	Certain Legal Matters; Regulatory Approvals

General. Except as described in this Offer, based on a review of publicly available filings by GTSI with the SEC and other publicly available information concerning GTSI, the Purchaser is not aware of any license or regulatory permit that appears to be material to the business of GTSI and that might be adversely affected by the Purchaser’s acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under “State Takeover Laws”. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to GTSI’s business, or certain parts of GTSI’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 14 — “Certain Conditions of the Offer.”

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. GTSI conducts business in a number of states throughout the United States. Except as described herein, the Purchaser does not know whether any of such laws will, by their terms, apply to the Offer or any merger or other business combination between the Purchaser or any of the Purchaser’s affiliates and GTSI, and the Purchaser has not complied with any such laws. If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between the Purchaser or any of the Purchaser’s affiliates and GTSI, the Purchaser may take any action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, the Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14 — “Certain Conditions of the Offer.”

As a Delaware corporation, GTSI is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved for purposes of Section 203 the entering into by Purchaser, Parent and GTSI of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to GTSI, will not be applicable to Parent and Purchaser by virtue of such actions.

United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied.

Pursuant to the requirements of the HSR Act, the Purchaser has determined that it is not required to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC. Accordingly, the purchase of Shares pursuant to the Offer will not be subject to any waiting period of the HSR Act.

16.	Fees and Expenses.

The Purchaser has retained the Information Agent and Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, electronic mail, telephone, telecopy, personal interview and other methods of electronic communication and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

The Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

The Offer is being made to all holders of Shares. The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Purchaser will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits thereto (the “Schedule”), pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act (the “Exchange Act Rules”), furnishing certain additional information with respect to the Offer. Such Schedule(s) and any amendments thereto, including exhibits, should be available for inspection at the public reference facilities at the SEC’s principal office at 100 F Street, NE, Washington DC 20549. The SEC maintains a site on the World Wide Web, and the Schedule filed by the Purchaser with the SEC may be accessed electronically on the World Wide Web at http://www.sec.gov. Copies of such material may also be obtained by mail, upon payment of the SEC’s customary fees, from the SEC’s principal office at 100 F Street, NE, Washington DC 20549.

Dated: May 18, 2012

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of GTSI or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders Call Toll-Free: 1-888-750-5834

Banks and Brokers Call Collect: 1-212-750-5833